SUB-ITEM 77D

The changes to investment policies described below reflect only changes to investment policies that appear (or appeared) in the Registrant's prospectus. Each Fund's investments remain subject to applicable law and regulation. In addition, the changes below only reflect changes in investment policies and do not necessarily reflect the current investments or investment strategies of a Fund.

1. Money market instruments in which the Preferred Money Market Fund may invest include, but are not limited to:

     a. Short-term U.S. Government securities.

     b. Certificates of deposit, bankers' acceptances and other bank obligations rated in the highest rating category by at least two major rating agencies or, if rated by only one major agency, in that agency's highest grade or, if not rated, of comparable quality as determined by the subadviser to the Fund. Bank obligations must be those of a bank that has total assets in excess of $2 billion or that is a member of the Federal Deposit Insurance Corporation. The Fund may invest in obligations of U.S. branches or subsidiaries of foreign banks ("Yankeedollar obligations") or foreign branches of U.S. banks ("Eurodollar obligations").

     c. Commercial paper rated in the highest rating category by at least two major rating agencies or, if rated by only one major agency, in that agency's highest grade or, if not rated, of comparable quality as determined by the subadviser to the Fund.

     d. Corporate obligations rated in the highest rating category by at least two major rating agencies or, if rated by only one major agency, in that agency's highest grade or, if not rated, of comparable quality as determined by the subadviser to the Fund.

     e. Repurchase agreements with respect to U.S. Government securities.

2. Futures contracts and related options on currencies are not required to be used only as a hedge against anticipated currency rate changes.

3. The Small Cap Growth, Mid Cap Growth, Large Cap Growth, Value and Asset Allocation Funds are no longer subject to a 10% limitation on assets that may be invested in securities traded principally in securities markets outside the United States.

4. All Funds may purchase securities on a when-issued basis, and may purchase or sell securities for delayed delivery.

5.   All Funds may invest in "zero-coupon" U.S. Government securities.

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6.   Each Fund may invest in "IO/PO Strips" (certificates that represent undivided interests in "stripped" U.S. Government securities and coupons and, to the extent applicable, other securities).

7. The Large Cap Growth, Value, Fixed Income, International Value, International Growth, Mid Cap Growth, Small Cap Growth and Asset Allocation Funds may each: (1) purchase call and put options; (2) write call and put options; and (3) buy and sell futures contracts and options on futures contracts.

8. A Fund which may write options may do so for any purpose permitted by applicable law consistent with its investment objective and policies, including in connection with buy-and-write transactions.

9. A Fund which may purchase options may invest more than 5% of its assets in the purchase of put and call options.

10. A Fund may engage in transactions in futures contracts and related options for purposes of reallocating the Fund's exposure to the equity or fixed income markets, for the purpose of hedging against changes in the values of securities it owns or intends to acquire or for such other purposes permitted by applicable law consistent with its investment objective and policies. The Funds are not prohibited from using futures contracts to add leverage to the Fund, and futures contracts are not required to be used for hedging purposes.

11. The Large Cap Growth, Value, International Value, International Growth, Mid Cap Growth, Small Cap Growth, Fixed Income and Asset Allocation Funds may also purchase and sell United States and foreign index futures contracts and options thereon for various reasons, including to reallocate their equity or fixed income market exposure or to hedge themselves against changes in market conditions.

12.  The following restriction no longer applies to the Funds:

     "No Fund may enter into futures contracts or related options thereon if immediately thereafter the amount committed to margin plus the amount paid for premiums for unexpired options on futures contracts exceeds 5% of the liquidation value of the Fund's total assets."

13. Because certain instruments such as futures, reverse repurchase agreements and options (other than purchased options) expose a Fund to an obligation to another party, each Fund will comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, segregate cash or liquid assets in the prescribed amount as determined daily or take such other action permitted by the guidelines. Unless so required by the guidelines, a Fund is not required to cover its obligations.

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14.  The investment policy for each Fund which can lend its portfolio securities no longer requires that such loans amount to no more than 33 1/3% of the relevant Fund's total assets.

15. The restriction described below no longer applies to the Large Cap Growth, Value, International Value, International Growth, Mid Cap Growth, Small Cap Growth, Fixed Income and Asset Allocation Funds:

     "Each of the Large Cap Growth, Value, International Value, International Growth, Mid Cap Growth, Small Cap Growth, Fixed Income and Asset Allocation Funds may invest up to 5% of its total assets in warrants which entitle the holder to buy securities at a specific price for a specified period of time, provided that no more than 2% of its assets are invested in warrants not listed on the New York or American Stock Exchanges."

16. Each of the Funds (other than the Short-Term Government Securities and the Money Market Funds) may enter into forward foreign currency exchange contracts for various reasons, including to protect against uncertainty in the level of future foreign exchange rates. A Fund may enter into a contract for the purchase or sale of a foreign currency for various reasons, including to "lock in" the U.S. dollar price of a security.

17. The Funds are no longer prohibited from entering into a forward contract with a term of greater than one year.

18. Each Fund may engage in swap transactions, including, but not limited to, interest rate, currency, securities index, basket, specific security and commodity swaps.